EX-99.77Q1(a): Copies of any material amendments to the registrant’s charter or by-laws

NORTHERN INSTITUTIONAL FUNDS

(a Delaware statutory trust)

AMENDMENT NO. 18 TO THE AGREEMENT

AND DECLARATION OF TRUST

This Amendment No. 18 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Institutional Funds (the “Trust”) amends, effective November 4, 2011, the Agreement and Declaration of Trust of the Trust dated as of July 1, 1997, as amended (the “Declaration of Trust”).

WHEREAS, under Article V, Section 2 of the Declaration of Trust, the Trustees have full power and authority, in their sole discretion and without obtaining shareholder approval, to abolish any one or more series or classes of shares; and

WHEREAS, on November 4, 2011, the Board of Trustees of the Trust (the “Board”) unanimously voted to approve an amendment to the Declaration of Trust to: (i) clarify the ability of the Board to convert shares of any class of shares of any series of the Trust into any other class of shares of such series, and (ii) abolish Class C and D Shares of the Trust;

NOW, THEREFORE, the Declaration of Trust is hereby amended as follows:

1. Pursuant to Article IX, Section 8, the fifth sentence of Article V, Section 2 is amended as follows:

“The Trustees shall have full power and authority, in their sole discretion and without obtaining Shareholder approval, to issue original or additional Shares at such times and on such terms and conditions and for such consideration as they deem appropriate; to issue fractional Shares and Shares held in the treasury; to establish Shares of any Series or Classes with such preferences, terms of conversion, voting powers, rights and privileges as the Trustees may determine, and to change in any manner the preferences, terms of conversion, voting powers, rights and privileges of such Shares; to divide or combine the Shares of any Series or Classes into a greater or lesser number; to classify or reclassify any Shares of any Series or Classes into one or more Series or Classes of Shares; to abolish any one or more Series or Classes of Shares; to issue Shares to acquire other assets (including assets subject to, and in connection with, the assumption of liabilities) and businesses; and to take such other action with respect to the Shares as the Trustees may deem desirable, including, for the avoidance of doubt, to convert the Shares of any Class of Shares of any Series into any other Class of Shares of such Series.”

2. Pursuant to Article V, Section 2, as of November 28, 2011 (“Effective Date”) Class C and D Shares of the Trust are abolished and terminated. Accordingly, on the Effective Date, all references to Class C and D Shares are removed from the Declaration of Trust and any amendments thereto.

3. All references in the Declaration of Trust to the “Declaration” shall mean the Declaration of Trust as amended by this Amendment.

4. Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.